As filed with the Securities and Exchange Commission on December 22, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TRANSOCEAN LTD.

(Exact Name of Registrant as Specified in Its Charter)

Switzerland	1381	98-0599916
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Greenway Plaza

Houston, Texas 77046

(713) 232-7500

Blandonnet International Business Center

Building F, 7th Floor

Chemin de Blandonnet

1214 Vernier

Switzerland

+41 (22) 930-9000

(Address, including zip code, and telephone number,

including area code, of each registrant’s principal executive offices)

Eric B. Brown

Transocean Ltd.

4 Greenway Plaza

Houston, Texas 77046

(713) 232-7500

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copy to:

Gene J. Oshman

John D. Geddes

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Registered Shares, par value 15.00 Swiss francs per share	651,572(2)	$56.51	$36,820,334	$1,448

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based upon a price which represents the highest of (a) the price at which the warrants may be exercised, (b) the offering price of securities of the same class included in this registration statement, or (c) the price of securities of the same class, as determined pursuant to Rule 457(c), based on the average of the high and low sales prices of ordinary shares of Transocean Inc. on the New York Stock Exchange on December 16, 2008.
(2)	The registered shares being registered consist of 651,572 registered shares issuable upon exercise of warrants outstanding as of the date hereof and such indeterminate number of additional registered shares issuable pursuant to the anti-dilution provisions of such warrants and by reason of any share dividend, share split, recapitalization or other similar transaction.

PROSPECTUS

651,572 Registered Shares

This prospectus relates to 651,572 registered shares of Transocean Ltd., a Swiss corporation (“Transocean-Switzerland”), that are issuable upon the exercise of the warrants originally issued by R&B Falcon Corporation, a Delaware corporation (“R&B Falcon”).

The warrants were issued under a warrant agreement, dated as of April 22, 1999, by and between R&B Falcon and the American Stock Transfer & Trust Company, a bank and trust company organized and existing under the laws of New York (as amended and supplemented, the “warrant agreement”). Transocean Inc., a company organized under the laws of the Cayman Islands (“Transocean-Cayman”), assumed the warrants in connection with a merger transaction with R&B Falcon Corporation, and we assumed the warrants in connection with the change of place of incorporation of our group holding company from the Cayman Islands to Switzerland. These transactions and other transactions affecting the warrants are described in the “Merger with R&B Falcon Corporation,” “Merger with GlobalSantaFe Corporation” and “Redomestication” sections of this prospectus.

Each warrant is currently exercisable for 12.243 registered shares at an exercise price equal to $21.74 per registered share, subject to adjustment. However, each holder of a warrant may elect to receive 12.243 registered shares and $578.025 in cash upon payment of the exercise price of $332.50 per warrant. If the holders exercise and make this election with respect to all of the outstanding warrants, we will receive approximately $18 million in proceeds upon the exercise of the warrants but will be required to pay the holders of the warrants approximately $31 million in cash, resulting in an aggregate net payment to the warrant holders of approximately $13 million. Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on May 1, 2009.

Our registered shares are traded on the New York Stock Exchange under the ticker symbol “RIG.” The last reported sale price of the Transocean-Cayman ordinary shares on December 18, 2008 was $47.90 per share.

You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2008.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of our operations, including statements about the following subjects:

•

benefits, effects or results of the change of the place of incorporation of our parent holding company and the relocation of our principal executive offices to Switzerland (see the “Redomestication” section of this prospectus),

•	contract commencements,

•	contract option exercises,

•	revenues,

•	expenses,

•	results of operations,

•	commodity prices,

•	customer drilling programs,

•	supply and demand,

•	utilization rates,

•	dayrates,

•	contract backlog,

•	planned shipyard projects and rig mobilizations and their effects,

•	newbuild projects and opportunities,

•	upgrade projects,

•	contract awards,

•	newbuild completion, delivery and commencement of operations dates,

•	expected downtime and lost revenue,

•	insurance proceeds,

•	cash investments of our wholly-owned captive insurance company,

•	market outlook for our various geographical operating sectors and classes of rigs,

•	effects of new rigs on the market,

•	uses of excess cash,

•	debt reduction,

•	dividends, share repurchases and other distributions,

•	planned asset sales,

•	timing of asset sales,

•	proceeds from asset sales,

•	our effective tax rate,

•	changes in tax laws, treaties and regulations,

•	tax assessments,

•	operations in international markets,

•	investments in joint ventures,

•	investments in recruitment, retention and personnel development initiatives,

•	the level of expected capital expenditures,

•	results and effects of legal proceedings and governmental audits and assessments,

•	adequacy of insurance,

•	liabilities for tax issues, including those associated with our activities in Brazil, Norway and the United States,

•	liquidity,

•	cash flow from operations,

•	adequacy of cash flow for our obligations,

•	effects of accounting changes,

•	adoption of accounting policies,

•	pension plan and other postretirement benefit plan contributions,

•	benefit payments, and

•	the timing and cost of completion of capital projects.

Forward-looking statements in this prospectus are identifiable by use of the following words and other similar expressions among others:

•	“anticipates”

•	“believes”

•	“budgets”

•	“could”

•	“estimates”

•	“expects”

•	“forecasts”

•	“intends

•	“may”

•	“might”

•	“plans”

•	“predicts”

•	“projects”

•	“scheduled”

•	“should”

Such statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to:

•

those described under “Risk Factors” sections in Transocean-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2007 and Transocean-Cayman’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, and Transocean-Switzerland’s subsequent SEC filings,

•	our inability to obtain contracts for our rigs that do not have contracts,

•	the adequacy of sources of liquidity,

•	the effect and results of litigation, tax audits and contingencies, and

•	other factors discussed in this prospectus and in our other filings with the SEC, which are available free of charge on the SEC’s website at http://www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we do not undertake any obligation to publicly update or revise any forward-looking statements except as required by law.

ABOUT TRANSOCEAN LTD.

We are a leading international provider of offshore contract drilling services for oil and gas wells. As of December 15, 2008, we owned, had partial ownership interests in or operated 136 mobile offshore drilling units. As of this date, our fleet consisted of 39 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh Environment semisubmersibles and drillships), 29 Midwater Floaters, 10 High-Specification Jackups, 54 Standard Jackups and four Other Rigs. In addition, as of December 15, 2008, we had ten Ultra-Deepwater Floaters under construction or contracted for construction.

Our mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Specializing in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services, we contract our drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. We also provide oil and gas drilling management services on either a dayrate basis or a completed-project, fixed-price (or “turnkey”) basis, as well as drilling engineering and drilling project management services, and we participate in oil and gas exploration and production activities.

Our principal executive offices are located at the following addresses: Transocean Ltd., Blandonnet International Business Center, Building F, 7th Floor, Chemin de Blandonnet, 1214 Vernier, Switzerland; and Transocean Ltd., 4 Greenway Plaza, Houston, Texas 77046. Our telephone number at the address in Switzerland is (+41) (22) 930-9000, and our telephone number at the address in the United States is (713) 232-7500. As used in this prospectus, unless we state otherwise or the context indicates otherwise, “Transocean-Switzerland,” “Transocean,” “we,” “our” and similar terms mean Transocean Ltd., a Swiss corporation, and its subsidiaries and “Transocean-Cayman” means Transocean Inc., a Cayman Islands exempted company, and a wholly-owned subsidiary of Transocean-Switzerland.

MERGER WITH R&B FALCON CORPORATION

On January 31, 2001, Transocean-Cayman completed a merger transaction (the “RBF Merger”) with R&B Falcon Corporation in which it acquired all of the issued and outstanding common stock of R&B Falcon by issuing to each R&B Falcon common shareholder 0.5 newly issued Transocean Sedco Forex Inc. (now Transocean Inc.) ordinary shares for each R&B Falcon share.

In connection with the RBF Merger, in January 2001, Transocean-Cayman entered into a supplement to the warrant agreement and a supplement to the related registration rights agreement previously entered into by R&B Falcon and the holders of R&B Falcon’s warrants. Prior to the RBF Merger, each warrant entitled the holder of such warrant to purchase 35 shares of R&B Falcon’s common stock for $9.50 per share. Pursuant to the warrant agreement, upon consummation of any merger, the warrants automatically became exercisable for the kind and amount of securities which the holder of a warrant would have owned immediately after the merger if the holder had exercised the warrant immediately before the effective date of the particular merger. As provided by the warrant agreement, the supplement to the warrant agreement executed in connection with the RBF Merger provided that each warrant entitled the holder of such warrant to purchase 17.5 Transocean-Cayman ordinary shares for $19.00 per share.

MERGER WITH GLOBALSANTAFE CORPORATION

In November 2007, Transocean-Cayman completed a merger transaction (the “GSF Merger”) with GlobalSantaFe Corporation (“GlobalSantaFe”). Immediately prior to the effective time of the GSF Merger, each outstanding Transocean-Cayman ordinary share was reclassified by way of a scheme of arrangement under Cayman Islands law into (1) 0.6996 Transocean-Cayman ordinary shares and (2) $33.03 in cash (the “Reclassification”). At the effective time of the GSF Merger, each outstanding ordinary share of GlobalSantaFe was exchanged for (1) 0.4757 Transocean-Cayman ordinary shares (after giving effect to the Reclassification) and (2) $22.46 in cash.

The warrant agreement provided that, as a result of the Reclassification, each warrant became exercisable for 12.243 Transocean-Cayman ordinary shares at an adjusted exercise price equal to $21.74 per share pursuant to formulas specified in the warrant agreement. Transocean-Cayman believed that the adjustment of the number of

Transocean-Cayman ordinary shares for which the warrants were exercisable and the exercise price pursuant to the warrant agreement would not allow holders to receive the full economic benefit of the Reclassification. In order to place the warrantholders in a position more comparable to that of Transocean-Cayman ordinary shareholders, Transocean-Cayman modified the warrant agreement to allow warrantholders to elect to receive, upon exercise of each warrant following the Reclassification, 12.243 Transocean-Cayman ordinary shares and $578.025 in cash at an exercise price of $332.50 upon exercise. This modification represents the same consideration that a warrantholder would have owned immediately after the Reclassification if the warrantholder had exercised its warrant immediately before the Reclassification.

REDOMESTICATION

On December 18, 2008, we completed the merger by way of schemes of arrangement under Cayman Islands law (the “Schemes of Arrangement”) of Transocean-Cayman with Transocean-Acquisition, with Transocean-Cayman as the surviving company (the “Transaction”). Under the terms of the Schemes of Arrangement, each holder of Transocean-Cayman ordinary shares outstanding immediately before the Transaction received one registered share of Transocean-Switzerland, par value 15.00 Swiss francs per share, in exchange for each outstanding ordinary share of Transocean-Cayman. Transocean-Switzerland also issued an additional 16 million registered shares to Transocean-Cayman in the Transaction for future use to satisfy our obligations to deliver registered shares in connection with awards granted under incentive plans, warrants (including the registered shares that are the subject of this prospectus) or other rights to acquire registered shares of Transocean-Switzerland. We are also relocating our principal executive offices from the Cayman Islands and Houston, Texas to Geneva, Switzerland, which relocation, together with the Transaction, is referred to as the “Redomestication.”

In connection with the Transaction, Transocean-Switzerland assumed the warrants through a supplement to the warrant agreement, which provides for the delivery of Transocean-Switzerland registered shares upon exercise of the warrants instead of Transocean-Cayman ordinary shares.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until all of the offered securities are sold. The previously filed documents we incorporate by reference are:

•	Transocean-Cayman’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Transocean-Cayman’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•

Transocean-Cayman’s Current Reports on Form 8-K filed with the SEC on February 19, 2008, March 3, 2008, March 11, 2008 (Item 5.02 only), March 18, 2008, April 10, 2008, April 21, 2008, May 7, 2008 (Item 5.02 and related Item 9.01 only), July 15, 2008, October 10, 2008, November 3, 2008 (Item 1.01, Item 8.01 and related Item 9.01 only), November 17, 2008, November 24, 2008, November 26, 2008, December 9, 2008, December 12, 2008 and December 19, 2008;

•	Transocean-Switzerland’s Current Report on Form 8-K filed with the SEC on December 19, 2008; and

•	the description of Transocean-Switzerland’s registered shares included in Item 8.01 of Transocean-Switzerland’s Current Report on Form 8-K filed with the SEC on December 19, 2008.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or calling:

Transocean Ltd.

4 Greenway Plaza

Houston, Texas 77046

Attn: Investor Relations

(713) 232-7500

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

RISK FACTORS

In addition to the other information contained in this prospectus and the documents incorporated by reference, you should carefully consider the risk factors described in Transocean-Cayman’s Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 before buying any of our securities. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Information.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

USE OF PROCEEDS

Assuming all the warrants are exercised and each holder of warrants elects to receive 12.243 registered shares and $578.025 in cash upon payment of the exercise price of $332.50 per warrant, we will receive gross proceeds of approximately $18 million but will be required to pay holders of the warrants an aggregate amount of approximately $31 million, which represents a net payment of approximately $13 million to the holders of the warrants. As a result, we do not expect to receive any net proceeds from the exercise of the warrants.

DESCRIPTION OF REGISTERED SHARES

The following description of Transocean-Switzerland’s share capital is a summary. This summary is not complete and is subject to the complete text of Transocean-Switzerland’s articles of association and organizational regulations (the latter being analogous to bylaws) incorporated by reference into this prospectus. We encourage you to read those documents carefully.

Description of Share Capital

Issued Share Capital. As of December 19, 2008, the registered share capital of Transocean-Switzerland was approximately 5.0 billion Swiss francs, comprised of approximately 335 million registered shares, par value 15.00 Swiss francs per share.

Authorized Share Capital. The board of directors is authorized to issue new registered shares at any time during a two-year period ending December 18, 2010 and thereby increase the share capital, without shareholder approval, by a maximum amount of 50% of the share capital registered in the commercial register, which is approximately 2.5 billion Swiss francs, or approximately 168 million registered shares. After the expiration of this initial two-year period, and each subsequent two-year period, authorized share capital will be available to the board of directors for issuance of additional registered shares only if the authorization is re-approved by shareholders.

The board of directors determines the time of the issuance, the issuance price, the manner in which the new registered shares have to be paid in, the date from which the new registered shares carry the right to dividends and, subject to the provisions of Transocean-Switzerland’s articles of association, the conditions for the exercise of the preemptive rights with respect to the issuance and the allotment of preemptive rights that are not exercised. The board of directors may allow preemptive rights that are not exercised to expire, or it may place such rights or registered shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of Transocean-Switzerland. For further information on preemptive rights with respect to Transocean-Switzerland’s authorized share capital, see “—Preemptive Rights and Advance Subscription Rights” below.

Conditional Share Capital. Transocean-Switzerland’s articles of association provide for a conditional capital that allows the board of directors to authorize the issuance of additional registered shares up to a maximum amount of 50% of the share capital registered in the commercial register (approximately 168 million registered shares) without obtaining additional shareholder approval. These registered shares may be issued through:

•

the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of Transocean-Switzerland, one of its subsidiaries, or any of their respective predecessors; or

•

in connection with the issuance of registered shares, options or other share-based awards to directors, employees, contractors, consultants or other persons providing services to Transocean-Switzerland or one of its subsidiaries.

For information on preemptive rights with respect to Transocean-Switzerland’s conditional share capital, see “—Preemptive Rights and Advance Subscription Rights” below.

Other Classes or Series of Shares. The board of directors may not create shares with increased voting powers without the affirmative resolution adopted by shareholders holding at least 66  2/3% of the voting rights and a majority of the par value of the registered shares represented at a general meeting. The board of directors may create preferred stock with the vote of a majority of the voting rights represented at a general meeting.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code of Obligations (the “Swiss Code”), the prior approval of a general meeting of shareholders is generally required to authorize, for later issuance, the issuance of registered shares, or rights to subscribe for, or convert into, registered shares (which rights may be connected to debt instruments or other obligations). In addition, the existing shareholders will have preemptive rights in relation to such registered shares or rights in proportion to the respective par values of their holdings. The shareholders may, with the affirmative vote of shareholders holding 66  2/3% of the voting rights and a majority of the par value of the registered shares represented at the general meeting, withdraw or limit the preemptive rights for valid reasons (such as a merger, an acquisition or any of the reasons authorizing the board of directors to withdraw or limit the preemptive rights of shareholders in the context of an authorized capital increase as described below).

If the general meeting of shareholders has approved the creation of authorized or conditional capital, it thereby delegates the decision whether to withdraw or limit the preemptive and advance subscription rights for valid reasons to the board of directors. Transocean-Switzerland’s articles of association provide for this delegation with respect to Transocean-Switzerland’s authorized and conditional share capital in the circumstances described below under “—Authorized Share Capital” and “—Conditional Share Capital.”

Authorized Share Capital. The board of directors is authorized to withdraw or limit the preemptive rights with respect to the issuance of registered shares from authorized capital if:

•	the issue price of the new registered shares is determined by reference to the market price;

•

the registered shares are issued in connection with the acquisition of an enterprise or business or any part of an enterprise or business, the financing or refinancing of any such transactions or the financing of new investment plans of Transocean-Switzerland;

•

the registered shares are issued in connection with the intended broadening of the shareholder constituency of the company in certain financial or investor markets, for the purposes of the participation of strategic partners, or in connection with the listing of the registered shares on domestic or foreign stock exchanges;

•

in connection with a placement or sale of registered shares, the grant of an over-allotment option of up to 20% of the total number of registered shares in a placement or sale of registered shares to the initial purchasers or underwriters;

•	for the participation of directors, employees, contractors, consultants and other persons performing services for the benefit of Transocean-Switzerland; or

•

either (1) following a shareholder or group of shareholders acting in concert having acquired in excess of 15% of the share capital recorded in the commercial register without having submitted a takeover proposal to shareholders that is recommended by the board of directors or (2) for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors has, upon consultation with an independent financial adviser retained by the board of directors, not recommended acceptance to the shareholders.

Conditional Share Capital. In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for Transocean-Switzerland registered shares, the preemptive rights of shareholders are excluded and the board of directors is authorized to withdraw or limit the advance subscription rights of shareholders with respect to registered shares issued from Transocean-Switzerland’s conditional share capital if the issuance is for purposes of the acquisition of an enterprise or business, the financing or refinancing of any such transactions, or if the issuance occurs in national or international capital markets or through a private placement.

If the advance subscription rights are withdrawn or limited:

•	the respective financial instruments or contractual obligations will be issued or entered into at market conditions;

•

the conversion, exchange or exercise price, if any, for instruments or obligations will be set with reference to the market conditions prevailing at the date on which the instruments or obligations are issued or entered into; and

•	the instruments or obligations may be converted, exercised or exchanged during a maximum period of 30 years.

The preemptive rights and the advance subscription rights of shareholders are excluded with respect to registered shares issued from Transocean-Switzerland’s conditional share capital to directors, employees, contractors, consultants or other persons providing services to Transocean-Switzerland or any of its subsidiaries.

Dividends

Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from the previous fiscal year, or if the corporation has freely distributable reserves, each as will be presented on the audited annual stand-alone statutory balance sheet. Payments out of the registered share capital (in other words, the aggregate par value of Transocean-Switzerland’s registered share capital) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a capital reduction. See “—Reduction of Share Capital” below for more information. Qualifying additional paid-in capital may only be paid out as dividends to shareholders following approval by the shareholders of a reclassification of such qualifying additional paid-in capital as freely distributable reserves (to the extent permissible under the Swiss Code). The affirmative vote of shareholders holding a majority of the registered shares represented at a general meeting must approve reserve reclassifications and distributions of dividends. The board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the dividend.

Under the Swiss Code, if Transocean-Switzerland’s general reserves amount to less than 20% of the share capital recorded in the commercial register (i.e., 20% of the aggregate par value of Transocean-Switzerland’s registered capital), then at least 5% of Transocean-Switzerland’s annual profit must be retained as general reserves. The Swiss Code and Transocean-Switzerland’s articles of association permit Transocean-Switzerland to accrue additional general reserves. In addition, Transocean-Switzerland is required to create a special reserve on its stand-alone annual statutory balance sheet in the amount of the purchase price of registered shares it or any of its subsidiaries repurchases, which amount may not be used for dividends or subsequent repurchases.

Swiss companies generally must maintain a separate company, stand-alone “statutory” balance sheet for the purpose of, among other things, determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Transocean-Switzerland’s auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code and Transocean-Switzerland’s articles of association. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Transocean-Switzerland’s articles of association provide that dividends that have not been claimed within five years after the due date become the property of Transocean-Switzerland and are allocated to the general reserves. For information about deduction of the withholding tax from dividend payments, see “Swiss Tax Considerations.”

Transocean-Switzerland will be required under Swiss law to declare any dividends and other capital distributions in Swiss francs. Transocean-Switzerland intends to make any dividend payments to holders of Transocean-Switzerland shares in U.S. dollars, unless the holders provide notice to our transfer agent, The Bank of New York, that they wish to receive dividend payments in Swiss francs. The Bank of New York will be responsible for paying the U.S. dollars or Swiss francs to registered holders of shares, less amounts subject to withholding for taxes.

Repurchases of Registered Shares

The Swiss Code limits a company’s ability to hold or repurchase its own registered shares. Transocean-Switzerland and its subsidiaries may only repurchase shares if and to the extent that sufficient freely distributable reserves are available, as described above under “—Dividends.” The aggregate par value of all Transocean-Switzerland registered shares held by Transocean-Switzerland and its subsidiaries may not exceed 10% of the registered share capital. However, Transocean-Switzerland may repurchase its own registered shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders authorizing the board of directors to repurchase registered shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation. Any registered shares repurchased pursuant to such an authorization will then be cancelled at the next general meeting upon the approval of shareholders holding a majority of the registered shares represented at the general meeting. Repurchased registered shares held by Transocean-Switzerland or its subsidiaries do not carry any rights to vote at a general meeting of shareholders but are entitled to the economic benefits generally associated with the shares. For information about Swiss withholding tax and share repurchases, see “Swiss Tax Considerations.”

Reduction of Share Capital

Capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of Transocean-Switzerland’s share capital recorded in the commercial register. Such a capital reduction requires the approval of shareholders holding a majority of the registered shares represented at the general meeting. A special audit report must confirm that creditors’ claims remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims.

General Meetings of Shareholders

The general meeting of shareholders is Transocean-Switzerland’s supreme corporate body. Ordinary and extraordinary shareholders meetings may be held. The following powers will be vested exclusively in the shareholders meeting:

•	adoption and amendment of Transocean-Switzerland’s articles of association;

•	election of members of the board of directors and the auditor;

•	approval of the annual business report, the stand-alone statutory financial statements and the consolidated financial statements;

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payments of dividends and any other distributions of capital to shareholders (excluding share repurchases below 10% of the registered share capital, to the extent that sufficient freely distributable reserves are available);

•	discharge of the members of the board of directors from liability for business conduct during the previous fiscal year to the extent such conduct is known to the shareholders; and

•

any other resolutions that are submitted to a general meeting of shareholders pursuant to law, Transocean-Switzerland’s articles of association or by voluntary submission by the board of directors (unless a matter is within the exclusive competence of the board of directors pursuant to the Swiss Code).

Under the Swiss Code and Transocean-Switzerland’s articles of association, Transocean-Switzerland must hold an annual, ordinary general meeting of shareholders within six months after the end of its fiscal year for the purpose, among other things, of approving the annual financial statements and the annual business report, and the annual election of directors for the class whose term has expired. The invitation to general meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant general meeting of shareholders. The notice of a meeting must state the items on the agenda and the proposals of the board of directors and of the shareholders who demanded that a shareholders meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Annual general meetings of shareholders may be convened by the board of directors or, under certain circumstances, by the auditor. A general meeting of shareholders can be held anywhere.

Transocean-Switzerland expects to set the record date for each general meeting of shareholders on a date not more than 20 calendar days prior to the date of each general meeting and announce the date of the general meeting of shareholders prior to the record date.

An extraordinary general meeting of Transocean-Switzerland may be called upon the resolution of the board of directors or, under certain circumstances, by the auditor. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the registered shares, specifying the items for the agenda and their proposals, or if it appears from the stand-alone annual statutory balance sheet that half of the company’s share capital and reserves are not covered by the company’s assets. In the latter case, the board of directors must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

Under Transocean-Switzerland’s articles of association, any shareholder may request that an item be included on the agenda of a general meeting of shareholders. Such shareholder may also nominate one or more directors for election. A request for inclusion of an item on the agenda or a nominee must be in writing and received by Transocean-Switzerland at least 30 calendar days prior to the anniversary date of the proxy statement in connection with Transocean’s last general meeting of shareholders (for purposes of the 2009 deadline, March 3, 2009, which is 30 days prior to the anniversary date of the proxy statement in connection with Transocean-Cayman’s last annual general meeting of shareholders); provided, however, that if the date of the general meeting of shareholders is more than 15 days before or 30 days after the anniversary date of the last annual general meeting of shareholders (for purposes of determining the 2009 deadline, the last annual general meeting of shareholders of Transocean-Cayman), such request must instead be made by the tenth day following the date on which Transocean-Switzerland has made public disclosure of the date of the general meeting of shareholders. The request must specify the relevant agenda items and motions, together with evidence of the required shares recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules of the SEC.

Under the Swiss Code, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Transocean-Switzerland’s annual report and auditor’s report must be made available for inspection by the shareholders at Transocean-Switzerland’s place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting

Each Transocean-Switzerland registered share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in Transocean-Switzerland’s share register or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Transocean-Switzerland’s articles of association do not limit the number of registered shares that may be voted by a single shareholder.

Treasury shares, whether owned by Transocean-Switzerland or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

With respect to the election of directors, each holder of registered shares entitled to vote at the election has the right to vote, in person or by proxy, the number of registered shares held by him for as many persons as there are directors to be elected. Transocean-Switzerland’s articles of association do not provide for cumulative voting for the election of directors.

Pursuant to Transocean-Switzerland’s articles of association, the shareholders generally pass resolutions by the affirmative vote of a majority of the registered shares represented and voting at the general meeting of shareholders (broker nonvotes, abstentions and blank and invalid ballots will be disregarded), unless otherwise provided by law or Transocean-Switzerland’s articles of association. However, Transocean-Switzerland’s articles of association provide that directors may be elected at a general meeting of shareholders by a plurality of the votes cast by the shareholders present in person or by proxy at the meeting. Transocean-Switzerland’s Corporate Governance Guidelines have a majority vote policy that provides that the board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the board accepts the resignation. If a nominee who has submitted such a letter of resignation does not receive more votes cast “for” than “against” the nominee’s election, the corporate governance committee must promptly review the letter of resignation and recommend to the board whether to accept the tendered resignation or reject it. The board must then act on the corporate governance committee’s recommendation within 90 days following the certification of the shareholder vote. The board must promptly disclose its decision regarding whether or not to accept the nominee’s resignation letter.

The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

The Swiss Code and/or Transocean-Switzerland’s articles of association require the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the registered shares, each as represented at a general meeting to approve the following matters:

•	the amendment to or the modification of the purpose of Transocean-Switzerland;

•	the creation of shares with privileged voting rights;

•	the restriction on the transferability of shares and any amendment in relation thereto;

•	the restriction on the exercise of the right to vote and any amendment in relation thereto;

•	an authorized or conditional increase in the nominal share capital;

•

an increase in the nominal share capital (1) through the conversion of capital surplus, (2) through a contribution in kind, or (3) in exchange for an acquisition of assets, or a grant of special privileges;

•	the restriction or withdrawal of preemptive rights;

•	a change in the place of incorporation of Transocean-Switzerland;

•	the conversion of registered shares into bearer shares and vice versa; and

•	the dissolution of Transocean-Switzerland.

The same supermajority voting requirements apply to resolutions in relation to transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”), including a merger, demerger or conversion of a corporation (other than a cash-out or certain squeeze-out mergers, in which minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, for instance, through cash or securities of a parent company of the acquiring company or of another company—in such a merger, an affirmative vote of 90% of the outstanding registered shares is required). Swiss law may also impose this supermajority voting requirement in connection with the sale of “all or substantially all of its assets” by Transocean-Switzerland. See “—Compulsory Acquisitions; Appraisal Rights” below.

Transocean-Switzerland’s articles of association require the affirmative vote of at least two-thirds of the registered shares recorded in the commercial register and entitled to vote at a general meeting to approve the following matters:

•	the removal of a member of the board of directors;

•	any changes to Article 14, paragraph 1 specifying advance notice of proposal requirements;

•	any changes to Article 20 specifying supermajority vote requirements;

•	any changes to Article 21 specifying quorum requirements;

•	any changes to Article 22 specifying the number of members of the board of directors;

•	any changes to Article 23 specifying the classification of the board of directors; and

•	any changes to Article 24 specifying the indemnification provisions for directors and officers.

Transocean-Switzerland’s articles of association require the affirmative vote of holders of the number of registered shares of Transocean-Switzerland equal to the sum of (A) 66  2/3% of the number of all registered shares outstanding and entitled to vote at a general meeting, plus (B) a number of registered shares outstanding and entitled to vote at the general meeting that is equal to one-third of the number of registered shares held by an interested shareholder, for Transocean-Switzerland to engage in any business combination with an interested shareholder (as those terms are defined in Transocean-Switzerland’s articles of association) and for the amendment of the provisions in Transocean-Switzerland’s articles of association relating to this shareholder approval requirement.

Quorum for General Meetings

The presence of shareholders, in person or by proxy, holding at least a majority of the registered shares recorded in Transocean-Switzerland’s share register and generally entitled to vote at a meeting, is a quorum for the transaction of most business. Shareholders present, in person or by proxy, holding at least 66  2/3% of the registered shares recorded in the commercial register and generally entitled to vote at a general meeting constitute the required quorum at a general meeting to consider or adopt a resolution to amend, vary, suspend the operation of or cause any of the following provisions of Transocean-Switzerland’s articles of association to cease to apply:

•	Article 18—which relates to proceedings and procedures at general meetings;

•	Article 19(f)—which relates to business combinations with interested shareholders;

•	Article 20—which sets forth the level of shareholder approval required for certain matters;

•	Article 21—which sets forth the quorum at a general meeting required for certain matters, including the removal of a member of the board of directors; and

•	Articles 22, 23 and 24—which relate to the election and appointment of directors.

Under the Swiss Code, the board of directors has no authority to waive quorum requirements stipulated in the articles of association.

Inspection of Books and Records

Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss company may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of the company’s business secrets. At a general meeting of shareholders, any shareholder is entitled to request information from the board of directors concerning the affairs of the company. Shareholders may also ask the auditor questions regarding its audit of the company. The board of directors and the auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of Transocean-Switzerland.

Special Investigation

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, Transocean-Switzerland or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the court at Transocean-Switzerland’s registered office to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of registered shares in an aggregate par value of at least 2 million Swiss francs may request the court to appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board or an officer of Transocean-Switzerland infringed the law or Transocean-Switzerland’s articles of association and thereby damaged the company or the shareholders. The costs of the investigation would generally be allocated to Transocean-Switzerland and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are binding on all shareholders are governed by the Merger Act. A statutory merger or demerger requires that at least 66  2/3% of the registered shares and a majority of the par value of the registered shares represented at the general meeting of shareholders vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

•

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

•	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders would be compelled to participate in the transaction. See “—Voting” above.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. With respect to corporations limited by shares, such as Transocean-Switzerland, the Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding registered shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of its assets” by Transocean-Switzerland may require a resolution of the general meeting of shareholders passed by holders of at least two-thirds of the voting rights and a majority of the par value of the registered shares, each as represented at the general meeting of shareholders. Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	the company sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the company’s business.

If all of the foregoing apply, a shareholder resolution would likely be required.

Corporate Governance

Transocean-Switzerland’s organizational regulations stipulate the following with respect to the composition of the board of directors and management until November 27, 2009, the second anniversary of Transocean-Cayman’s merger transaction with GlobalSantaFe:

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the board of directors will consist of 14 directors, an equal number of whom were designated prior to the merger transaction by Transocean-Cayman, whom we refer to as the Transocean designated directors, and by GlobalSantaFe, whom we refer to as the GlobalSantaFe designated directors;

•	the removal, replacement or appointment of a new chairman will require the vote of two-thirds of the entire board of directors;

•	each committee of the board of directors will consist of an equal number of Transocean designated directors and GlobalSantaFe designated directors;

•	the chairman of each of the audit committee and the executive compensation committee of the board of directors will be a GlobalSantaFe designated director;

•	the chairman of each of the corporate governance committee and the finance and benefits committee of the board of directors will be a Transocean designated director;

•

in the event that a Transocean designated director or a GlobalSantaFe designated director dies, resigns, is removed from or otherwise fails to serve on the board of directors, the remaining Transocean designated directors or GlobalSantaFe designated directors, as applicable, may designate a nominee for such director’s replacement; and

•	the removal, replacement or appointment of a new Chief Executive Officer or President and Chief Operating Officer will require the vote of two-thirds of the entire board of directors.

These provisions of the organizational regulations may not be amended without the vote of a majority of the Transocean designated directors and a majority of the GlobalSantaFe designated directors. The Transocean designated directors and the GlobalSantaFe designated directors have voted to waive the stipulation that the board of directors will consist of 14 directors for the time being. The board of directors currently consists of 12 directors, six of whom are Transocean designated directors, and six of whom are GlobalSantaFe designated directors.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name of Transocean-Switzerland is Transocean Ltd. Transocean-Switzerland was initially formed on August 18, 2008. Transocean-Switzerland is incorporated and domiciled in Zug, Canton of Zug, Switzerland, and operates under the Swiss Code as a stock corporation (Aktiengesellschaft). Transocean-Switzerland is recorded in the Commercial Register of the Canton of Zug with the registration number CH 170.3.032.555-9. Transocean-Switzerland’s fiscal year is the calendar year.

The address of Transocean-Switzerland’s registered office is Transocean Ltd., c/o Reichlin & Hess Rechtsanwälte, Hofstrasse 1A, 6300 Zug, Switzerland, and the telephone number at that address is +41(41)-729-1070.

Corporate Purpose

Transocean-Switzerland is the holding company of the Transocean group. Transocean-Switzerland’s business purpose is to acquire, hold, manage, exploit and sell, whether directly or indirectly, participations in businesses in Switzerland and abroad, in particular in businesses that are involved in offshore contract drilling services for oil and gas wells, oil and gas drilling management services, drilling engineering services and drilling project management services and oil and gas exploration and production activities, and to provide financing for this purpose. The company may acquire, hold, manage, mortgage and sell real estate and intellectual property rights in Switzerland and abroad.

Duration; Dissolution; Rights upon Liquidation

Transocean-Switzerland’s duration is unlimited. Transocean-Switzerland may be dissolved at any time with the approval of shareholders holding two-thirds of the voting rights and a majority of the par value of the registered shares represented at a general meeting. Dissolution by court order is possible if Transocean-Switzerland becomes bankrupt, or for cause at the request of shareholders holding at least 10% of Transocean-Switzerland’s share capital. Under Swiss law, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of registered shares held, subject to Swiss withholding tax requirements.

Uncertificated Shares

Transocean-Switzerland is authorized to issue registered shares in certificated or uncertificated form. Transocean-Switzerland currently issues registered shares in uncertificated, book-entry form.

Stock Exchange Listing

The registered shares are listed on the New York Stock Exchange and trade under the symbol “RIG.”

No Sinking Fund

The registered shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The registered shares to be issued will be duly and validly issued, fully paid and nonassessable.

No Redemption and Conversion

The registered shares are not convertible into shares of any other class or series or subject to redemption either by Transocean-Switzerland or the holder of the shares.

Transfer and Registration of Shares

Transocean-Switzerland has not imposed any restrictions applicable to the transfer of Transocean-Switzerland registered shares. Transocean-Switzerland’s share register will initially be kept by The Bank of New York, which acts as transfer agent and registrar. The share register reflects only record owners of Transocean-Switzerland shares. Swiss law does not recognize fractional share interests.

DESCRIPTION OF THE WARRANTS

The following summary of the warrants and the material provisions of the warrant agreement, as amended and supplemented, does not purport to be complete and is qualified in its entirety by reference to the warrant agreement, as amended and supplemented. The warrant agreement, the supplements to the warrant agreement and the amendment to the warrant agreement have been incorporated by reference into this prospectus.

General

The warrants were issued pursuant to a warrant agreement dated April 22, 1999 by and between R&B Falcon and American Stock Transfer & Trust Company, the initial warrant agent. Each warrant entitled the holder of such warrant to purchase 35 shares of R&B Falcon’s common stock for $9.50 per share. In January 2001 Transocean-Cayman entered into a supplement to the warrant agreement and a supplement to the related registration rights agreement in connection with the RBF Merger. The supplement to the warrant agreement provided that each warrant entitled the holder of such warrant to purchase 17.5 Transocean-Cayman ordinary shares for $19.00 per share.

Transocean-Cayman completed the Reclassification and the GSF Merger in November 2007. The warrant agreement provided that, as a result of the Reclassification, each warrant became exercisable for 12.243 Transocean-Cayman ordinary shares at an adjusted exercise price equal to $21.74 per share pursuant to formulas specified in the warrant agreement. In connection with the Reclassification and the GSF Merger, Transocean-Cayman modified the warrant agreement to allow warrantholders to elect to receive, upon exercise of each warrant following the Reclassification, 12.243 Transocean-Cayman ordinary shares and $578.025 in cash at an exercise price of $332.50 upon exercise.

On December 18, 2008, Transocean-Switzerland assumed the warrants through a supplement to the warrant agreement, which provides for the delivery of Transocean-Switzerland registered shares upon exercise of the warrants instead of Transocean-Cayman ordinary shares. As a result, each warrant is exercisable for 12.243 Transocean-Switzerland registered shares at an exercise price equal to $21.74 per share. However, as a result of the amendment to the warrant agreement described above, a holder may now elect to receive 12.243 fully paid and non-assessable registered shares and to receive $578.025 in cash, at an exercise price of $332.50 per warrant upon exercise of each warrant. The exercise price and the number of Transocean-Switzerland registered shares and the amount of cash into which the warrants are exercisable are subject to adjustment in some cases, as discussed below. As of December 19, 2008, 53,220 warrants to purchase 651,572 registered shares of Transocean-Switzerland were outstanding. The holders of the warrants would be entitled, in the aggregate, to purchase Transocean-Switzerland registered shares currently representing less than 1% of the outstanding Transocean-Switzerland registered shares on a fully diluted basis if exercised as of December 19, 2008. Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on May 1, 2009.

The warrants may be exercised by surrendering to us the warrant certificate evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder’s election (1) in cash in United States dollars by wire transfer or by certified or official bank check or (2) without a cash payment being required, for such number of registered shares equal to the product of (A) the number of registered shares into which such warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (B) the cashless exercise ratio. The cashless exercise ratio will equal a fraction the numerator of which is the Market Value (as defined in the warrant agreement) per registered share on the date of exercise minus the exercise price per share as of the date of exercise and the denominator of which is the Market Value per share on the date of exercise. Upon surrender of the warrant certificate and payment of the exercise price, the warrant agent will deliver or cause to be delivered, to or upon the written order of such holder, the number of whole registered shares and the amount of cash to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. All registered shares or other securities issuable by Transocean-Switzerland upon the exercise of the warrant shall be validly issued, fully paid and non-assessable.

No fractional registered shares will be issued upon exercise of the warrants. In addition to any cash otherwise payable upon exercise, we will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional registered shares less a corresponding fraction of the exercise price.

The holders of the warrants will have no right to vote on matters submitted to our shareholders and will have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

Adjustments

The number of registered shares purchasable and the amount of cash receivable upon exercise of warrants and the exercise price will be subject to adjustment, subject to certain exceptions, on the occurrence of some events, including: (1) the payment by us of dividends and other distributions on the registered shares in registered shares or other shares of our company, (2) subdivisions, combinations and reclassification of the registered shares, (3) the issuance to all holders of registered shares of rights, options or warrants entitling them to subscribe for registered shares or securities convertible into, or exchangeable or exercisable for, registered shares at a price which is less than the Fair Value per share (as defined below), (4) certain distributions to all holders of registered shares of any of our assets, debt securities, or any rights or warrants to purchase any debt securities, assets or other securities (excluding cash dividends paid out of current or retained earnings), (5) the issuance of registered shares for consideration per share less than the then Fair Value per registered share (excluding registered shares issued under benefit plans, but only to the extent that the number of shares so excluded does not exceed 5% of our outstanding registered shares) and (6) the issuance of securities convertible into or exchangeable for registered shares for a conversion or exchange price plus consideration received upon issuance less than the then Fair Value per registered share. Adjustments to the exercise price per share will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if warrantholders are to participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate in light of the basis and notice on which holders of registered shares participate in the transaction.

“Fair Value” per security at any date of determination will be (1) in connection with a sale to a party that is not an affiliate of our company in an arm’s-length transaction, the price per security at which such security is sold and (2) in connection with any sale to an affiliate of our company, (a) the last price per security at which such security was sold in a non-affiliate sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by (1) a majority of our board of directors, including a majority of the Disinterested Directors (as defined below), and approved in a board resolution delivered to the warrant agent or (2) a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of our company, in each case, taking into account, among all other factors deemed relevant by our board of directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

“Disinterested Director” means, in connection with any issuance of securities that gives rise to a determination of the Fair Value of such securities, each member of our board of directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to such determination.

No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price. Any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

In the case of certain consolidations or mergers of our company, or the sale of all or substantially all of our assets to another corporation, (1) each warrant will thereafter be exercisable for the right to receive the kind and amount of securities or other assets to which such holder would have been entitled as a result of such consolidation or merger or sale had the warrants been exercised immediately prior to such consolidation, merger or sale and (2) the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale shall have been made will assume our obligations under the warrant agreement.

Reservation of Shares

We will at all times reserve and keep available such number of registered shares as will be issuable upon the exercise of all outstanding warrants. Such registered shares, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance of such shares.

Amendment

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that materially adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by us or any of our affiliates). The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of registered shares purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the warrant agreement).

ANTI-TAKEOVER PROVISIONS

Transocean-Switzerland’s articles of association have provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors, and may have the effect of discouraging actual or threatened changes of control by limiting certain actions that may be taken by a potential acquirer prior to its having obtained sufficient control to adopt a special resolution amending Transocean-Switzerland’s articles of association.

The articles of association provide that Transocean-Switzerland’s board of directors will be divided into three classes serving staggered three-year terms. Under the Swiss Code, directors may at any time, with or without cause, be removed from office by resolution of the shareholders at a general meeting of shareholders, provided that a proposal for such resolution has been put on the agenda for the meeting in accordance with the requirements of the Swiss Code and Transocean-Switzerland’s articles of association. Transocean-Switzerland’s articles of association provide that a decision of the shareholders at a general meeting to remove a director requires the vote of shareholders holding at least 66 2/3% of the registered shares outstanding and entitled to vote at that meeting.

Transocean-Switzerland’s articles of association include a provision that is based on the Delaware law regarding business combinations. This provision provides that, in general, absent the approval of holders of the number of registered shares of Transocean-Switzerland equal to the sum of (A) 66 2/3% of the number of all registered shares entitled to vote at a general meeting, plus (B) a number of registered shares entitled to vote at the general meeting that is equal to one-third of the number of registered shares held by the interested shareholder, Transocean-Switzerland may not engage in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.

The shareholder approval requirement for business combinations with interested shareholders does not apply in some cases, including if:

•

Transocean-Switzerland’s board of directors, prior to the time of the transaction in which the person became an interested shareholder, approves (1) the business combination or (2) the transaction as a result of which the shareholder becomes an interested shareholder; or

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the registered shares outstanding and entitled to vote at a general meeting of Transocean-Switzerland at the time the transaction commenced.

As defined in Transocean-Switzerland’s articles of association, an interested shareholder generally includes any person who, together with that person’s affiliates or associates, (1) owns 15% or more of the voting shares of the company or (2) is an affiliate or associate of the company and owned 15% or more of the voting shares of the company at any time within the previous three years.

Under Swiss law, there is generally no prohibition of business combinations with interested shareholders. However, in certain circumstances, shareholders and members of the board of directors of Swiss companies, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm’s length basis.

Transocean-Switzerland’s articles of association include an authorized share capital, according to which the board of directors is authorized, at any time during a maximum two-year period, to issue a number of registered shares up to 50% of the share capital registered in the commercial register and to limit or withdraw the preemptive rights of the existing shareholders in various circumstances, including (1) following a shareholder or group of shareholders acting in concert having acquired in excess of 15% of the share capital registered in the commercial register without having submitted a takeover proposal to shareholders that is recommended by the board of directors or (2) for purposes of the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors has, upon consultation with an independent financial adviser retained by the board of directors, not recommended acceptance to the shareholders.

For other provisions that could be considered to have an anti-takeover effect, see “—Preemptive Rights and Advance Subscription Rights,” “—General Meetings of Shareholders” and “—Corporate Governance” under “Description of Registered Shares” above.

SWISS TAX CONSIDERATIONS

Scope of Discussion

This discussion does not generally address any aspects of Swiss taxation other than federal, cantonal and communal income taxation, federal withholding taxation and federal stamp duty. This discussion is not a complete analysis or listing of all of the possible tax consequences of holding and disposing of Transocean-Switzerland shares and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you.

This discussion is based on the laws of the Confederation of Switzerland, including the Federal Income Tax Act of 2001, the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, The Federal Withholding Tax Act of 1965, the Federal Stamp Duty Act of 1973, as amended, which we refer to as the “Swiss tax law,” existing and proposed regulations promulgated thereunder, published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date. These laws may change, possibly with retroactive effect.

For purposes of this discussion, a “Swiss holder” is any beneficial owner of Transocean-Switzerland shares, that for Swiss federal income tax purposes is:

•

an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Federal Income Tax Act of 2001, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended,

•

a corporation or other entity taxable as a corporation organized under the laws of Switzerland under article 50 or 51 of the Federal Income Tax Act of 2001, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended, or

•	an estate or trust, the income of which is subject to Swiss income taxation regardless of its source.

A “non-Swiss holder” of Transocean-Switzerland shares is a holder that is not a Swiss holder. For purposes of this summary, “holder” or “shareholder” means either a Swiss holder or a non-Swiss holder or both, as the context may require.

Taxation of Transocean-Switzerland

Income Tax

A Swiss resident company is subject to income tax at federal, cantonal and communal levels on its worldwide income. However, a holding company, such as Transocean-Switzerland, is exempt from cantonal and communal income tax and therefore is only subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries is exempt from federal income tax. Consequently, Transocean-Switzerland expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from federal income tax.

Issuance Stamp Tax

Swiss issuance stamp tax is a federal tax levied on the issuance of shares and increases in the equity of Swiss corporations. The applicable tax rate is 1% of the fair market value of the assets contributed to equity. Exemptions are available in tax neutral restructuring transactions. As a result, any future issuance of shares by Transocean-Switzerland may be subject to the issuance stamp tax unless the shares are issued in the context of a merger or other qualifying restructuring transaction.

The issuance stamp tax is also levied on the issuance of certain debt instruments. In such case, the rate would amount to 0.06% to 0.12% of nominal value per year of duration of the instrument (the rate depending on the instrument). No Swiss issuance stamp tax (at the rate described above) would be due on debt instruments issued by non-Swiss subsidiaries of Transocean-Switzerland, if Transocean-Switzerland does not guarantee the debt instruments, or if such a guarantee is provided, the proceeds from the issuance by the non-Swiss subsidiary are not used for financing activities in Switzerland. Although Transocean-Switzerland guarantees debt of its subsidiary Transocean-Cayman, none of the proceeds has been or is expected to be used for financing activities in Switzerland. Consequently, no issuance stamp tax should be due.

Swiss Withholding Tax on Certain Interest Payments

A federal withholding tax is levied on the interest payments of certain debt instruments. In such case, the rate would amount to 35% of the gross interest payment to the debtholders. No Swiss withholding tax would be due on interest payments on debt instruments issued by non-Swiss subsidiaries of Transocean-Switzerland, provided that Transocean-Switzerland does not guarantee the debt instruments, or if such a guarantee is provided, the proceeds from the issuance by the non-Swiss subsidiary are not used for financing activities in Switzerland. Any such withholding tax may be fully or partially refundable to qualified debtholders either based on Swiss domestic tax law or based on existing double taxation treaties. Although Transocean-Switzerland guarantees certain debt of its subsidiary Transocean-Cayman, none of the proceeds has been or is expected to be used for financing activities in Switzerland. Consequently, no Swiss withholding tax should be due with respect to such obligations. In the event of the imposition of any such withholding tax, Transocean-Cayman would be required under some of its debt obligations to gross up the interest payments to cover the tax.

Consequences to Shareholders of Transocean-Switzerland

The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to you. You should consult your own tax advisor in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of Transocean-Switzerland shares and the procedures for claiming a refund of withholding tax.

Swiss Income Tax on Dividends and Similar Distributions

A non-Swiss holder will not be subject to Swiss income taxes on dividend income and similar distributions in respect of Transocean-Switzerland shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. However, dividends and similar distributions are subject to Swiss withholding tax. See “—Swiss Withholding Tax—Distributions to Shareholders.”

Swiss Wealth Tax

A non-Swiss holder will not be subject to Swiss wealth taxes unless the holder’s Transocean-Switzerland shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder.

Swiss Capital Gains Tax upon Disposal of Transocean-Switzerland Shares

A non-Swiss holder will not be subject to Swiss income taxes for capital gains unless the holder’s shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. In such case, the non-Swiss holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to cantonal, communal and federal income tax.

Swiss Withholding Tax— Distributions to Shareholders

A Swiss withholding tax of 35% is due on dividends and similar distributions to Transocean-Switzerland shareholders from Transocean-Switzerland, regardless of the place of residency of the shareholder (subject to the exceptions discussed under “—Exemption from Swiss Withholding Tax—Distributions to Shareholders” below). Transocean-Switzerland will be required to withhold at such rate and remit on a net basis any payments made to a holder of Transocean-Switzerland shares and pay such withheld amounts to the Swiss federal tax authorities. Please see “—Refund of Swiss Withholding Tax on Dividends and Other Distributions.”

Exemption from Swiss Withholding Tax—Distributions to Shareholders

Under present Swiss tax law, distributions to shareholders in relation to a reduction of par value are exempt from Swiss withholding tax. Beginning on January 1, 2011, distributions to shareholders out of qualifying additional paid-in capital for Swiss statutory purposes are as a matter of principle exempt from the Swiss withholding tax. The particulars of this general principle are, however, subject to regulations still to be promulgated by the competent Swiss authorities; it will further require that the current draft corporate law bill, which proposes an overhaul of certain aspects of Swiss corporate law, be modified in the upcoming legislative process to reflect the recent change in the tax law. On December 19, 2008, the aggregate amount of par value and qualifying additional paid-in capital of Transocean-Switzerland’s outstanding shares was $4.7 billion and $10.6 billion, respectively. Consequently, Transocean-Switzerland expects that a substantial amount of any potential future distributions may be exempt from Swiss withholding tax. For a description of how qualifying additional paid-in capital can be distributed under the Swiss Code of Obligations (the “Swiss Code”), as in effect as of the date of this prospectus, see “Description of Registered Shares—Dividends.”

Repurchases of Shares

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to the 35% Swiss withholding tax. However, for shares repurchased for capital reduction, the portion of the repurchase price attributable to the par value of the shares repurchased will not be subject to the Swiss withholding tax. Beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss corporate law, the portion of the repurchase price attributable to the qualifying additional paid-in capital for Swiss statutory reporting purposes of the shares repurchased will also not be subject to the Swiss withholding tax. Transocean-Switzerland would be required to withhold at such rate the tax from the difference between the repurchase price and the related amount of par value and, beginning on January 1, 2011, subject to the adoption of implementing regulations and amendments to Swiss corporate law, the related amount of qualifying additional paid-in capital. Transocean-Switzerland would be required to remit on a net basis the purchase price with the Swiss withholding tax deducted to a holder of Transocean-Switzerland shares and pay the withholding tax to the Swiss federal tax authorities.

With respect to the refund of Swiss withholding tax from the repurchase of shares, see “—Refund of Swiss Withholding Tax on Dividends and Other Distributions” below.

In most instances, Swiss companies listed on the SIX Swiss Exchange, or SIX, carry out share repurchase programs through a “second trading line” on the SIX. Swiss institutional investors typically purchase shares from shareholders on the open market and then sell the shares on the second trading line back to the company. The Swiss institutional investors are generally able to receive a full refund of the withholding tax. Due to, among other things, the time delay between the sale to the company and the institutional investors’ receipt of the refund, the price companies pay to repurchase their shares has historically been slightly higher (but less than 1.0%) than the price of such companies’ shares in ordinary trading on the SIX first trading line.

We do not expect to be able to use the SIX second trading line process to repurchase our shares because we do not intend to list our shares on the SIX. We do, however, intend to follow an alternative process whereby we expect to be able to repurchase our shares in a manner that should allow Swiss institutional market participants selling the shares to us to receive a refund of the Swiss withholding tax and, therefore, accomplish the same purpose as share repurchases on the second trading line at substantially the same cost to us and such market participants as share repurchases on a second trading line.

The repurchase of shares for purposes other than capital reduction, such as to retain as treasury shares for use in connection with stock incentive plans, convertible debt or other instruments within certain periods, will generally not be subject to Swiss withholding tax.

Refund of Swiss Withholding Tax on Dividends and Other Distributions

Swiss Holders. A Swiss tax resident, corporate or individual, can recover the withholding tax in full if such resident is the beneficial owner of the Transocean-Switzerland shares at the time the dividend or other distribution becomes due and provided that such resident reports the gross distribution received on such resident’s income tax return, or in the case of an entity, includes the taxable income in such resident’s income statement.

Non-Swiss Holders. If the shareholder that receives a distribution from Transocean-Switzerland is not a Swiss tax resident, does not hold the Transocean-Switzerland shares in connection with a permanent establishment or a fixed place of business maintained in Switzerland, and resides in a country that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met, then the shareholder may be entitled to a full or partial refund of the withholding tax described above. You should note that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country.

Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with numerous countries, including the United States, whereby under certain circumstances all or part of the withholding tax may be refunded.

U.S. Residents. The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15% (leading to a refund of 20%) or a 100% refund in the case of qualified pension funds.

As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of:

•	beneficial ownership,

•	U.S. residency, and

•	meeting the U.S.-Swiss tax treaty’s limitation on benefits requirements.

The claim for refund must be filed with the Swiss federal tax authorities (Eigerstrasse 65, 3003 Berne, Switzerland), not later than December 31 of the third year following the year in which the dividend payments became due. The relevant Swiss tax form is Form 82C for companies, 82E for other entities and 82I for individuals. These forms can be obtained from any Swiss Consulate General in the United States or from the Swiss federal tax authorities at the address mentioned above. Each form needs to be filled out in triplicate, with each copy duly completed and signed before a notary public in the United States. You must also include evidence that the withholding tax was withheld at the source.

Stamp Duties in Relation to the Transfer of Transocean-Switzerland Shares. The purchase or sale of Transocean-Switzerland shares may be subject to Swiss federal stamp taxes on the transfer of securities irrespective of the place of residency of the purchaser or seller if the transaction takes place through or with a Swiss bank or other Swiss securities dealer, as those terms are defined in the Swiss Federal Stamp Tax Act and no exemption applies in the specific case. If a purchase or sale is not entered into through or with a Swiss bank or other Swiss securities dealer, then no stamp tax will be due. The applicable stamp tax rate is 0.075% for each of the two parties to a transaction and is calculated based on the purchase price or sale proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration.

PLAN OF DISTRIBUTION

The registered shares offered under this prospectus are issuable upon exercise of warrants previously issued pursuant to a warrant agreement dated April 22, 1999 by and between R&B Falcon and American Stock Transfer & Trust Company, the initial warrant agent. Each warrant originally entitled the holder of such warrant to purchase 35 shares of R&B Falcon’s common stock for $9.50 per share. In connection with the RBF Merger, Transocean-Cayman executed a supplement to the warrant agreement that provided that each warrant entitled the holder to purchase 17.5 Transocean-Cayman ordinary shares for $19.00 per share. Transocean-Cayman executed another supplement to the warrant agreement appointing The Bank of New York as warrant agent. The exercise of the warrants continues to be governed by the terms of the original warrant agreement as amended and as supplemented by the supplemental warrant agreements.

The warrant agreement provided that, as a result of the Reclassification, each warrant became exercisable for 12.243 Transocean-Cayman ordinary shares at an adjusted exercise price equal to $21.74 per share pursuant to formulas specified in the warrant agreement. In connection with the Reclassification and the GSF Merger, Transocean-Cayman amended the warrant agreement to allow warrantholders to elect to receive, upon exercise of each warrant following the Reclassification, 12.243 Transocean-Cayman ordinary shares and $578.025 in cash at an exercise price of $332.50 upon exercise.

In connection with the Transaction, Transocean-Switzerland assumed the warrants through a supplement to the warrant agreement, which provides for the delivery of Transocean-Switzerland registered shares upon exercise of the warrants instead of Transocean-Cayman ordinary shares. As a result, each warrant is exercisable for 12.243 Transocean-Switzerland registered shares at an exercise price equal to $21.74 per share. However, as a result of the amendment to the warrant agreement described above, a holder may now elect to receive 12.243 Transocean-Switzerland registered shares and $578.025 in cash at an exercise price of $332.50 upon exercise of each warrant.

The decision to exercise the warrants and purchase Transocean-Switzerland registered shares must be made pursuant to each investor’s evaluation of its, his or her best interests. Neither Transocean-Switzerland’s board of directors nor any independent financial advisor makes any recommendation to prospective investors regarding whether they should exercise their warrants. This prospectus does not cover resales of Transocean-Switzerland registered shares received by the holders of the warrants upon exercise of the warrants.

LEGAL MATTERS

The validity of the registered shares offered hereby will be passed upon by Homburger AG, Zürich, Switzerland. Certain tax matters will be passed upon by PricewaterhouseCoopers SA, Geneva, Switzerland.

EXPERTS

The consolidated financial statements of Transocean Inc. incorporated by reference in Transocean Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedule appearing therein), and the effectiveness of Transocean Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of GlobalSantaFe Corporation and subsidiaries as of December 31, 2006, and for each of the two years in the period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2006, which appear in GlobalSantaFe Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, and are incorporated herein by reference to Transocean Ltd.’s Current Report on Form 8-K dated December 18, 2008, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With respect to the unaudited condensed financial information of GlobalSantaFe and subsidiaries for the three-month and nine-month periods ended September 30, 2007 and 2006, incorporated herein by reference to Transocean Ltd.’s Current Report on Form 8-K dated December 18, 2008, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 1, 2007, for the three-month and nine-month periods ended September 30, 2007 and 2006, incorporated herein by reference to Transocean Ltd.’s Current Report on Form 8-K dated December 18, 2008, states that they did not audit and they do not express an opinion on that unaudited condensed financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. In addition, PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth expenses payable by the registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates.

SEC registration fee	$1,448
Printing expenses	$2,000
Legal fees and expenses	$20,000
Accounting fees and expenses	$45,000
Miscellaneous	$6,552

Total	$75,000

Item 15.	Indemnification of Directors and Officers

Transocean Ltd. (the “Company”) believes, based on the interpretation of leading Swiss legal scholars, which is a persuasive authority in Switzerland, that, under Swiss law, the Company may indemnify its directors and officers unless the indemnification results from a breach of their duties that constitutes gross negligence or intentional breach of duty of the director or officer concerned. Article 24 of the Company’s articles of association makes indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of the Company to the fullest extent allowed by law. Under the Company’s articles of association, a director or officer may not be indemnified if such person is found, in a final judgment or decree not subject to appeal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a director or officer. Swiss law permits the company, or each director or officer individually, to purchase and maintain insurance on behalf of such directors and officers. The Company may obtain such insurance from one or more third-party insurers or captive insurance companies. The Company has also entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. The agreements provide that the Company will indemnify each such director and executive officer if such director or executive officer acted in good faith and reasonably believed he was acting in the best interest of the Company and, in addition, with respect to any criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. The agreements provide that expense advancement is provided subject to an undertaking by the indemnitee to repay amounts advanced if it is ultimately determined that he is not entitled to indemnification. The disinterested members of the board of directors of the Company or an independent counsel will determine whether indemnification payment should be made in any particular instance. In making such determination, the board or the independent counsel, as the case may be, must presume that the indemnitee is entitled to such indemnification, and the Company has the burden of proof in seeking to overcome such presumption. If the board or the independent counsel determines that the director or executive officer is not entitled to indemnification, the agreements provide that such person is entitled to seek an award in arbitration with respect to his right to indemnification under his agreement.

The rights and authority conferred by Article 24 of the Company’s articles of association are not exclusive of any other right that any person has or hereafter acquires under any law, provision of the Company’s articles of association, organizational regulations, agreement, vote of shareholders of the Company or of the board of directors of the Company or otherwise.

The Company also has directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them while acting in their capacity as such. The Company may obtain such insurance from one or more third party or captive insurance companies.

Agreements that may be entered into with underwriters, dealers and agents who participate in the distribution of securities of the Company may contain provisions relating to the indemnification of the Company’s officers and directors.

The Agreement and Plan of Merger, dated as of July 21, 2007, by and among the Transocean Inc. (“Transocean-Cayman”), Transocean Worldwide Inc. and GlobalSantaFe Corporation (the “GSF Merger Agreement”) provides that, following the Transactions (as defined in the GSF Merger Agreement), Transocean-Cayman will indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, (1) each person who was at any time prior to the effective time of the Transactions, an executive officer or director of Transocean-Cayman or GlobalSantaFe or any of their subsidiaries or divisions and (2) each person who served as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Transocean-Cayman or GlobalSantaFe against all losses, claims, damages, liabilities, costs or expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation that arises out of or pertains to actual or alleged acts or omissions by them in the capacities set forth in (1) and (2) above. Transocean-Cayman’s duty to indemnify, defend and hold harmless applies whether or not such actions are commenced, asserted or claimed prior to the effective time of the Transactions. In the event of such claim, action, suit, proceeding or investigation, Transocean-Cayman is required to pay the fees and expenses of counsel selected by the party to be indemnified, to the fullest extent permitted by applicable law in advance of the final disposition of any such action and cooperate in the defense of any such matter.

The Agreement and Plan of Merger, dated as of October 9, 2008, as amended, by and among the Company, Transocean-Cayman and Transocean Cayman Ltd. (the “Redomestication Merger Agreement”) provides that for a period of six years after the effective time of the Transaction (as defined in the Redomestication Merger Agreement), the Company and Transocean-Cayman will indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, (1) each person who was at any time prior to the effective time of the Transaction, an executive officer or director of Transocean-Cayman or any of its subsidiaries and (2) each person who served as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Transocean-Cayman against all losses, claims, damages, liabilities, costs or expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation that arises out of or pertains to actual or alleged acts or omissions by them in the capacities set forth in (1) and (2) above. The Company’s and Transocean-Cayman’s duty to indemnify, defend and hold harmless applies whether or not such actions are commenced, asserted or claimed prior to the effective time of the Transaction. In the event of such claim, action, suit, proceeding or investigation, the Company and Transocean-Cayman are required to pay the fees and expenses of counsel selected by the party to be indemnified, to the fullest extent permitted by applicable law in advance of the final disposition of any such action and cooperate in the defense of any such matter.

Item 16.	Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus filed by Transocean Sedco Forex Inc. on November 1, 2000)

2.2	Agreement and Plan of Merger, dated as of July 21, 2007, among Transocean Inc., GlobalSantaFe Corporation and Transocean Worldwide Inc. (incorporated by reference to Exhibit 2.1 to Transocean Inc.’s Current Report on Form 8-K filed on July 23, 2007)

2.3	Agreement and Plan of Merger, dated as of October 9, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.1 to Transocean Inc.’s Current Report on Form 8-K filed on October 10, 2008)

2.4	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 31, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.2 to Transocean Inc.’s Current Report on Form 8-K filed on November 3, 2008)

4.1	Articles of Association of Transocean Ltd. (incorporated by reference to Exhibit 3.1 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

4.2	Organizational Regulations of Transocean Ltd. (incorporated by reference to Annex G to Transocean Inc.’s definitive proxy statement on Schedule 14A filed on November 3, 2008)

4.3	Warrant Agreement, including form of warrant, dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to R&B Falcon Corporation’s Registration Statement (No. 333-81181) on Form S-3/A filed on November 19, 1999)

4.4	Supplement to Warrant Agreement dated January 31, 2001 among Transocean Sedco Forex Inc., R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 to Transocean Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000)

4.5	Supplement to Warrant Agreement dated September 14, 2005 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.3 to Transocean Inc.’s Post-Effective Amendment No. 3 (No. 333-54668) on Form S-3 to Form S-4 filed on November 18, 2005)

4.6	Amendment to Warrant Agreement dated November 27, 2007 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.2 to Transocean Inc.’s Current Report on Form 8-K filed on December 3, 2007)

4.7	Supplement to Warrant Agreement dated December 18, 2008 among Transocean Ltd., Transocean Inc., and The Bank of New York (incorporated by reference to Exhibit 4.1 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

4.8	Registration Rights Agreement dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to R&B Falcon Corporation’s Registration Statement (No. 333-81181) on Form S-3/A filed on November 19, 1999)

4.9	Supplement to Registration Rights Agreement dated January 31, 2001 between Transocean Sedco Forex Inc. and R&B Falcon Corporation (incorporated by reference to Exhibit 4.30 to Transocean Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000)

4.10	Supplement to Registration Rights Agreement dated December 18, 2008 among Transocean Ltd., Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.2 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

†5.1	Opinion of Homburger AG

†8.1	Opinion of PricewaterhouseCoopers SA

†15.1	Awareness Letter of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

†23.1	Consent of Ernst & Young LLP

†23.2	Consent of PricewaterhouseCoopers LLP

†23.3	Consent of Homburger AG (included in Exhibit 5.1)

†23.4	Consent of PricewaterhouseCoopers SA (included in Exhibit 8.1)

†24	Powers of Attorney

†	Filed herewith

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on December 22, 2008.

TRANSOCEAN LTD.

By:	/s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on December 22, 2008.

Signature	Title
*	Chairman of the Board of Directors
Robert E. Rose

/s/ Robert L. Long	Chief Executive Officer and Director
Robert L. Long	(Principal Executive Officer)

/s/ Gregory L. Cauthen	Senior Vice President and Chief Financial Officer
Gregory L. Cauthen	(Principal Financial Officer)

/s/ John H. Briscoe	Vice President and Controller
John H. Briscoe	(Principal Accounting Officer)

*	Director
W. Richard Anderson

*	Director
Thomas W. Cason

*	Director
Richard L. George

*	Director
Victor E. Grijalva

*	Director
Martin B. McNamara

*	Director
Edward R. Muller

*	Director
Robert M. Sprague

*	Director
Ian C. Strachan

*		Director
J. Michael Talbert

*		Director
John L. Whitmire

*By:	/s/ Chipman Earle
Chipman Earle
(Attorney-in-Fact)

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of August 19, 2000 by and among Transocean Sedco Forex Inc., Transocean Holdings Inc., TSF Delaware Inc. and R&B Falcon Corporation (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus dated October 30, 2000 included in a 424(b)(3) prospectus filed by Transocean Sedco Forex Inc. on November 1, 2000)

2.2	Agreement and Plan of Merger, dated as of July 21, 2007, among Transocean Inc., GlobalSantaFe Corporation and Transocean Worldwide Inc. (incorporated by reference to Exhibit 2.1 to Transocean Inc.’s Current Report on Form 8-K filed on July 23, 2007)

2.3	Agreement and Plan of Merger, dated as of October 9, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.1 to Transocean Inc.’s Current Report on Form 8-K filed on October 10, 2008)

2.4	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 31, 2008, among Transocean Inc., Transocean Ltd. and Transocean Cayman Ltd. (incorporated by reference to Exhibit 2.2 to Transocean Inc.’s Current Report on Form 8-K filed on November 3, 2008)

4.1	Articles of Association of Transocean Ltd. (incorporated by reference to Exhibit 3.1 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

4.2	Organizational Regulations of Transocean Ltd. (incorporated by reference to Annex G to Transocean Inc.’s definitive proxy statement on Schedule 14A filed on November 3, 2008)

4.3	Warrant Agreement, including form of warrant, dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to R&B Falcon Corporation’s Registration Statement (No. 333-81181) on Form S-3/A filed on November 19, 1999)

4.4	Supplement to Warrant Agreement dated January 31, 2001 among Transocean Sedco Forex Inc., R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 to Transocean Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000)

4.5	Supplement to Warrant Agreement dated September 14, 2005 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.3 to Transocean Inc.’s Post-Effective Amendment No. 3 (No. 333-54668) on Form S-3 to Form S-4 filed on November 18, 2005)

4.6	Amendment to Warrant Agreement dated November 27, 2007 between Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.2 to Transocean Inc.’s Current Report on Form 8-K filed on December 3, 2007)

4.7	Supplement to Warrant Agreement dated December 18, 2008 among Transocean Ltd., Transocean Inc., and The Bank of New York (incorporated by reference to Exhibit 4.1 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

4.8	Registration Rights Agreement dated April 22, 1999 between R&B Falcon Corporation and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to R&B Falcon Corporation’s Registration Statement (No. 333-81181) on Form S-3/A filed on November 19, 1999)

4.9	Supplement to Registration Rights Agreement dated January 31, 2001 between Transocean Sedco Forex Inc. and R&B Falcon Corporation (incorporated by reference to Exhibit 4.30 to Transocean Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000)

4.10	Supplement to Registration Rights Agreement dated December 18, 2008 among Transocean Ltd., Transocean Inc. and The Bank of New York (incorporated by reference to Exhibit 4.2 to Transocean Ltd.’s Current Report on Form 8-K filed on December 19, 2008)

†5.1	Opinion of Homburger AG

†8.1	Opinion of PricewaterhouseCoopers SA

†15.1	Awareness Letter of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

†23.1	Consent of Ernst & Young LLP

†23.2	Consent of PricewaterhouseCoopers LLP

†23.3	Consent of Homburger AG (included in Exhibit 5.1)

†23.4	Consent of PricewaterhouseCoopers SA (included in Exhibit 8.1)

†24	Powers of Attorney

†	Filed herewith.